HB Uf 4-3-02

02022550

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-00123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR - 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/01 (MM/DD/YY) AND ENDING 1/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seasongood & Mayer

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 Walnut Street, 300 Mercantile Library Building
(No. and Street)

(City)	(State)	(Zip Code)
Cincinnati	Ohio	45202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gordon Reis, III — (513) 621-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
250 East Fifth Street	Cincinnati	Ohio	45202

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 4-4-02

SEC 1410 (3-91)

Deloitte & Touche LLP
250 East Fifth Street
P.O. Box 5340
Cincinnati, Ohio 45201-5340

Tel: (513) 784-7100
Fax: (513) 784-7204
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Seasongood & Mayer, LLC:

We have audited the accompanying consolidated statement of financial condition of Seasongood & Mayer, LLC and subsidiary (the "Firm") as of January 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Seasongood & Mayer, LLC and subsidiary at January 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 8, 2002

SEASONGOOD & MAYER, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2002

ASSETS

Cash	$ 3,244,665
Receivable from customers	91,168
Receivable from brokers and dealers	4,733,274
Securities owned by the Firm - at market value	21,525,059
Furniture and equipment, at cost, net of accumulated depreciation of $329,122	189,884
Accrued interest receivable	130,649
Other assets	271,235
TOTAL	$30,185,934

LIABILITIES AND MEMBERS' CAPITAL

Payable to brokers and dealers	$ 4,801,384
Other liabilities	382,253
Members' capital	25,002,297
TOTAL	$30,185,934

See notes to consolidated statement of financial condition.

SEASONGOOD & MAYER, LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Seasongood & Mayer, LLC (the "Firm") is a limited liability corporation under Ohio statute which provides brokerage services specializing in public finance. Prior to February 1, 2000, the Firm was organized as a limited partnership under Ohio statute. Security transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date. Recording such transactions on a trade date basis would not result in a material difference.

The Firm created a wholly owned subsidiary, Seasongood Asset Management ("SAM"), which began operations during fiscal year ended January 31, 2001. SAM provides public finance investment advisory services which focus on managing the investment assets of school districts and other governmental agencies. SAM was registered with the Securities and Exchange Commission in April, 2000. The consolidated financial statements contained herein are inclusive of the results of operations from inception and financial position as of January 31, 2002. All intercompany transactions and balances have been eliminated in consolidation.

Underwriting revenues net of related expenses are recorded as income upon issuance of the securities. Asset management revenues are recognized as the services are provided.

Securities owned by the Firm, primarily state and municipal obligations, are stated at market value.

Federal income taxes have not been provided as each member is individually liable for his or her own tax payments.

Depreciation is provided on straight-line and accelerated cost recovery methods using estimated useful lives of three to seven years.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. MEMBERS' CAPITAL

The members propose to make withdrawals of approximately $3,200,000 from capital during the six-month period ending July 31, 2002.

3. LEASE AGREEMENT

The Firm leases its office space under a lease agreement which expires in April 2004 at an annual rental of approximately $96,000, payable in monthly installments. Rental expense was approximately $96,000 during the year ended January 31, 2002.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2002, the Firm's net capital of $23,400,932 exceeded its required net capital of $340,774 by $23,060,158. The Firm's net capital ratio at January 31, 2002 was .22 to 1 as compared to a maximum allowable ratio of 15 to 1.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker/dealer, the Firm is engaged in various brokerage activities servicing a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Firm's transactions are collateralized and are executed with and on behalf of such clients. The Firm's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Firm.

The Firm does not anticipate nonperformance by clients or counterparties in the above situations. The Firm's policy is to monitor its market exposure and counterparty risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

6. RETIREMENT AND SAVINGS PLAN

The Firm has a defined contribution retirement and savings plan which provides benefits to eligible employees and members. Firm contributions to this plan were approximately $61,000 for the year ended January 31, 2002.

7. COMMITMENTS

At January 31, 2002, in addition to funds available for the normal and customary clearing of new issues, the Firm also has unused lines of credit (bearing interest at prime less defined discounts) which permit borrowing of up to $80,000,000 to fund short-term cash needs. The lines of credit expire on June 30, 2002.

* * * * * *

Deloitte & Touche LLP
250 East Fifth Street
P.O. Box 5340
Cincinnati, Ohio 45201-5340

Tel: (513) 784-7100
Fax: (513) 784-7204
www.us.deloitte.com

Deloitte & Touche

March 8, 2002

To the Members of
Seasongood & Mayer LLC:

In planning and performing our audit of the consolidated financial statements of Seasongood & Mayer, LLC and subsidiary (the "Firm") for the year ended January 31, 2002, on which we issued our report dated March 8, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Firm (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the Firm's internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Firm, the specific weaknesses are not described and no corrective action has been taken or proposed by the Firm.

The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the consolidated financial statements, and this report of such condition does not modify our unqualified opinion dated March 8, 2002 on such consolidated financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the second preceding paragraph, the Firm's practices and procedures were adequate at January 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specificied parties.

Yours truly,

Deloitte & Touche LLP